INNOVATIVE FOOD HOLDINGS, INC.
28411 Race Track Road
Bonita Springs, Florida 34135

July 1, 2015

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC 20549

RE: Form S-3
Request for Withdrawal of Registration Statement
Filed on October 24, 2014
Commission File No. 333-199571

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Innovative Food Holdings, Inc. a Florida  corporation ("the Company") hereby requests the withdrawal of its Registration Statement on Form S-3, filed on October 24, 2014 (File No. 333-199571) together with all exhibits thereto, (collectively, the "Registration Statement"), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement has not become effective and no securities have been sold thereunder.

Please send copies of the written order granting withdrawal of the Registration Statement to Sam Klepfish, Chief Executive Officer at the above-mentioned address, and via email to sklepfish@ivfh.com, with a copy to Irving Rothstein, Feder Kaszovitz LLP, 845 Third Avenue, 11th Floor, New York, NY 10022, and via email to irothstein@fedkas.com.

If you have any questions with respect to this matter, please contact Irving Rothstein of Feder Kaszovitz LLP at (212) 888-8200.

Sincerely,
Innovative Food Holdings, Inc.

By: /s/ Sam Klepfish
Sam Klepfish
Chief Executive Officer